United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 5)

Wilshire Financial Services Group Inc
(Name of Issuer)

Common Stock, Par Value $.01
Title of Class of Securities

971867205
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525, (216) 595-1047

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 15, 2002
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act
(however see the Notes)













1		Name of Reporting Person	HOWARD AMSTER

2	    	If a member group			a)	/  /

							b)	/X/

3        	SEC Use only

4	     	Source of Funds			PF

5	   	Check if Disclosure

6          	Citizenship			USA

Number of Shares		7		Sole Voting		2,519,331
Beneficially
Owned By Each		8		Shared Voting
Reporting Person
With				9		Sole Dispositive  2,519,331

				10 		Shared Dispositive

11	     	Aggregate Amount Beneficially owned	      2,519,331

12       	Check if Aggregate Amount (11) Excludes Certain Shares

13       	Percent of Class Represented by amount in row (11) 12.8 %

14       	Type of Reporting Person					IN




























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)	 / /
							b)	/ /

3   	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship or Place of Organization USA

Number of shares		7	Sole Voting		-0-
Beneficially
Owned By Each		8	Shared Voting
Reporting Person With
				9	Sole Dispositive	-0-

				10	Shared Dispositive

11	Aggregate Amount Beneficially owned		-0-

12  	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) -0-

14	Type of Reporting Person				BD




























There are no changes to the Schedule 13D, as amended except as set forth in this fifth amendment.

Item 4.	Purpose of Transaction

Ramat Securities Ltd. made on 7/10/02 a distribution of 163,481 shares of Wilshire Financial Services Group, Inc.
("WFSG") common stock to Howard Amster and as a result, is no longer part of this reporting group.

Howard Amster received on 7/10/02 a distribution of 163,481 shares of WFSG common stock from Ramat Securities Ltd., increasing his holdings from 1,362,100 common shares to 1,525,581 common shares.

Howard Amster converted on 7/15/02 $2,250,000 of Wilshire
Services Group Inc. subordinated debentures into 993,750 shares of WFSG common stock, increasing his WFSG holdings from 1,525,581 common shares to 2,519,331 common shares.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 2,519,331 shares of WFSG common stock or 12.8 % of the outstanding shares of the Issuer.

Howard Amster and in his individual retirement accounts own
2,519,331 shares of WFSG common stock or 12.8 % of the outstanding shares of the Issuer.

Ramat Securities Ltd owns -0- shares of WFSG common stock or -0- % of the outstanding shares of the Issuer.



Signature.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: July 15, 2002



Howard Amster



Ramat Securities Ltd.
By:	  David Zlatin
Title:  Principal